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SEC FILE NUMBER
8-69082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Morgan Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Worcester Street, Suite 202
(No. and Street)

Wellesley Hills	MA	02481
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith George	212-668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.
(Name – if individual, state last, first, and middle name)

32 Kearney Road	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

January 6, 2010	4066
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hugh Keefe _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Morgan Partners LLC _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Hugh keefe_____

14491EE3D75749B

Title: _____

Managing Director / CCO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Morgan Partners LLC

Report on Audit of Financial Statements and
Supplementary Information
For the Year Ended December 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Morgan Partners LLC

December 31, 2025

Contents

Financial Statements

Supplementary Information

Exemption Report



Morris & Morris, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

January 22, 2026

TO THE MEMBERS OF
MORGAN PARTNERS, LLC
100 Worcester Street, #202
Wellesley, MA 02481

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Morgan Partners, LLC (the "Company") as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.





MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
(Continued)

TO THE MEMBERS OF
MORGAN PARTNERS, LLC
January 22, 2026
Page 2

Supplemental Information

The information contained in Schedule I - Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2024.
Needham Heights, MA 02494

Morgan Partners LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$	1,816,168
Accounts receivable		75,000
Right of use asset		413,834
Prepaid expenses		53,811
Security deposit		22,381
Fixed assets, net		5,218
Other assets		5
TOTAL ASSETS	$	2,386,417

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	278,624
Operating lease liability		416,432
TOTAL LIABILITIES		695,056
MEMBERS' EQUITY		1,691,361
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,386,417

See Notes to Financial Statements.

3

Morgan Partners LLC

Statement of Income
For the Year Ended December 31, 2025

REVENUE:

Success fees	$	5,937,290
Advisory fees		712,176
Interest income		66,215
Billable expense income		50,002
Total Revenue		6,765,683

OPERATING EXPENSES:

Compensation and benefits	1,504,920
Occupancy and equipment	157,422
Taxes	297,858
Technology and communications	67,398
Travel and entertainment	104,774
Professional fees	64,631
Insurance	34,317
Regulatory expenses	18,568
Other expenses	140,148
Total Expenses	2,390,035

NET INCOME	$	4,375,648

See Notes to Financial Statements.

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

MEMBERS' EQUITY, JANUARY 1, 2025	$	1,547,982
Net income		4,375,648
Member Contributions		256,762
Member Distributions		(4,489,031)
MEMBERS' EQUITY, DECEMBER 31, 2025	$	1,691,361

See Notes to Financial Statements.

Morgan Partners LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended December 31, 2025

OPERATING ACTIVITIES:

Net income	$	4,375,648
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,297
Net change in operating assets:		
Decrease in accounts receivable		72,810
Increase in prepaid expenses		(14,322)
Decrease in right of use asset		70,718
Decrease in other assets		17,591
Net change in operating liabilities:		
Increase in accounts payable and accrued expenses		250,874
Decrease in right of use liability		(78,945)
Net Cash Provided by Operating Activities		4,696,671
INVESTING ACTIVITIES		
Purchase of fixed assets		(7,513)
Net Cash Used in Investing Activities		(7,513)
FINANCING ACTIVITIES		
Member contributions		256,762
Member distributions		(4,489,031)
Net Cash Used in Financing Activities		(4,232,269)
NET INCREASE IN CASH		456,889
CASH AT BEGINNING OF YEAR		1,359,279
CASH AT END OF YEAR	$	1,816,168

(A LIMITED LIABILITY COMPANY)
Notes to Financial Statements
December 31, 2025

1. Organization and Nature of Business

Morgan Partners LLC (the "Company"), was established in the state of Massachusetts on July 22, 2005. It is a registered broker dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on October 19, 2012. The Company engages in the private placement of securities, mergers & acquisitions advisory services, corporate finance & development services, and investment banking advisory services.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash - Cash consists of funds maintained in a checking account held at a single financial institution which is insured by the Federal Deposit Insurance Corporation, and at times may exceed federally insured limits. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Income taxes - The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the member in its respective return. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the financial statements as of December 31, 2025.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements - The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment, advisory services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Compliance Officer and Managing Member of the firm serves as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the advisory services segment are the same as described in the organization and nature of business and summary of significant accounting policies. The significant expenses of the segment are reported on the accompanying income statement of this report.

3. Revenue From Contracts With Customers

The Company accounts for its revenue in accordance with ASC 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires the Company to recognize revenue when it satisfies performance obligations according to the terms of its contracts and the customer receives control or derives benefits from the promised goods or services. A performance obligation is a promise to transfer a distinct good or service to the customer, and each performance obligation can be satisfied over time or at a point in time. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the promised goods or services. The Company enters into contracts that include multiple services, which are considered to be separate performance obligations if they are determined to be distinct within the context of the contract. Management's judgment is often required to identify distinct performance obligations.

The performance obligation associated with private placement services is satisfied at a point in time, which is the transaction closing date. The consideration related to these services is generally a proportion of the investment capital raised.

The Company had no contract assets as of December 31, 2024 or December 31, 2025. The Company had no contract liabilities as of December 31, 2024, and had contract liabilities of $156,424 at December 31, 2025, pertaining to two advisory agreements.

4. Related Party Transactions

For the year ended December 31, 2025, the Company has determined that there are no material or significant transactions with related parties.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 in the first year of operations. At December 31, 2025, the Company had net capital of $1,466,521, which was $1,443,211 in excess of its required net capital of $23,310. The Company's ratio of aggregate indebtedness to net capital was 23.84%.

6. Concentrations of Risk

Cash - The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. As of December 31, 2025, the account balance exceeds the insured limits of $250,000 by $1,566,168.

Revenue from contracts with customers includes commission income and related fees from participation in private placements of equity securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

7. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Morgan Partners LLC

(A LIMITED LIABILITY COMPANY)
Notes to Financial Statements
December 31, 2025

8. Commitments and Contingencies

The Company entered into an agreement on March 8, 2024, to lease office space in Wellesley, MA with a lease commencement date of August 1, 2024 and a termination date of January 31, 2030.

The minimum base rental commitments under this lease at December 31, 2025, are as follows:

Year Ending December 31,	
2026	108,796
2027	111,305
2028	113,814
2029	126,814
Thereafter	21,440
Total	482,169
Less: interest	(65,737)
Lease liability	$ 416,432

The lease is secured by a security deposit of $22,381.

9. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Morgan Partners LLC

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	1,691,361
DEDUCTIONS AND/OR CHARGES:		
Accounts receivable		(75,000)
Tenant allowance		(68,425)
Prepaid expenses		(53,811)
Security deposit		(22,381)
Fixed assets		(5,218)
Other assets		(5)
NET CAPITAL	$	1,466,521
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		278,624
Right of use liability		71,022
TOTAL AGGREGATE INDEBTEDNESS	$	349,647
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	23,310
Excess net capital	$	1,443,211
Percentage of aggregate indebtedness to net capital		23.84%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

SUPPLEMENTARY INFORMATION

Morgan Partners LLC

(A LIMITED LIABILITY COMPANY)
Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

SCHEDULE II

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.

SCHEDULE III

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.



Morris & Morris, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Required by SEC Rule 17a-5 for a Broker-Dealer
not claiming an exemption from SEC Rule 15c3-3)

January 22, 2026

TO THE MEMBERS OF MORGAN PARTNERS, LLC
100 Worcester Street, #202
Wellesley, MA 02481

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Morgan Partners LLC (Company) does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3 and (2) Morgan Partners LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5 because the Company limits its business activities exclusively to:

    a. Engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB
        i. Private placement of securities;
        ii. Mergers and acquisitions advisory services;
        iii. Corporate finance and development services; and
        iv. Investment banking advisory services.

In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025, without exception. Morgan Partners LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5, and related SEC Staff Frequently Asked Question.

Morris & Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA

The CPA. Never Underestimate the Value.

Morgan Partners LLC Exemption Report

Morgan Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F. R. §240.17a-5(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

    a. Engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB
        i. Private placement of securities;
        ii. Mergers and acquisitions advisory services;
        iii. Corporate finance and development services; and
        iv. Investment banking advisory services.

and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Morgan Partners LLC

I, Hugh Keefe, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:

Hugh Keefe
14491FE3D75749B...

1/22/2026
_____

Hugh Keefe
Managing Director, CCO

Date